UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Fundrise Equity REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 59) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015. Effective September 1, 2022, the Company merged with Fundrise Balanced eREIT, LLC (the “Merger”), with the Company as the surviving entity.

We intend to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise. Operations substantially commenced on February 27, 2016. The Company has one reportable segment consisting of investments in real estate.

As of the third quarter of 2024, Fundrise Advisors, LLC (our “Manager”), closed our offering of common shares of the Company (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

The Company has initiated a proposed merger with Fundrise Real Estate Interval Fund II, LLC (the “Flagship Fund II”), where the Flagship Fund II will be the surviving entity, that is anticipated to be completed before the end of the calendar year. This action is intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such. The Company has one taxable real estate investment trust subsidiary, which was established on February 1, 2021.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com, which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here, (beginning on page 27) as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of the third quarter of 2024, our Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by our Manager. As of both June 30, 2025 and December 31, 2024, we had raised total gross offering proceeds of approximately $257.7 million from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $10.2 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19.9 million of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares will be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter) and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since December 30, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV per Share	Link
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U
June 29, 2024	$16.82	Form 1-U
September 30, 2024	$16.85	Form 1-U
December 31, 2024	$16.23	Form 1-U
March 31, 2025	$16.24	Form 1-U
June 30, 2025	$16.34	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions to the unaudited consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

As of June 30, 2025 and December 31, 2024, approximately 9.1 million and 8.0 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through the rental operations of our rental real estate properties, the distributions received from our investments in equity method investees, and the interest earned on our investments in real estate debt. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies–Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had net income (loss) of approximately $13.6 million and $(144,000), respectively. Further information on certain changes in our results of operations is as follows:

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $839,000 and $977,000, respectively. The decrease in investment management fees is directly related to a decrease in our quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The decrease in average net assets is primarily attributable to redemptions throughout the year, fluctuations in the fair value of our existing real estate investments period over period, as well as the declaration of capital gains distributions in order to comply with real estate investment trust distribution requirements.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2025 and 2024, we recognized equity in earnings from our equity method investees of approximately $15.2 million and $1.5 million, respectively. The increase in equity in earnings is primarily attributable to the gains recognized from the disposition of two equity method investees during the six months ended June 30, 2025. For more information, see Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements.

Interest Expense - Related Party

For the six months ended June 30, 2025 and 2024, we incurred interest expense on related party debt of approximately $200,000 and $86,000, respectively. The increase in interest expense period over period is primarily attributable to a higher average principal balance outstanding on two related party notes payable, which were entered into during the six months ended June 30, 2025. See Note 11, Related Party Arrangements to the unaudited consolidated financial statements for more information.

Decrease in Fair Value of Derivative Financial Instruments

For the six months ended June 30, 2025 and 2024, we recognized a decrease in the fair value of our derivative financial instruments of approximately $226,000 and $97,000, respectively. The derivative financial instruments are related to the interest rate cap agreements associated with our mortgage payables on three rental real estate properties. The decrease in the fair values of our derivative financial instruments in the current period are estimated as a result of changes in interest rates in the capital markets, term to maturity and market fluctuations in the six months ended June 30, 2025 compared to the corresponding period in 2024.

Our Investments

During the six months ended June 30, 2025 and 2024, we had the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single-family rental	197,000	12/15/2020	$31,750,000	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$66,250,000	Initial	Update
A93 Controlled Subsidiary (1)	Capitol Heights, MD	Industrial	20,000	09/01/2022	$9,600,000	Initial	Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	Loan-to-value ratio (“LTV”), is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Peak Controlled Subsidiary (2)	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update
							Update 2
RSE Aspect Promenade Controlled Subsidiary (3)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (4)	Raleigh, NC	Multifamily	03/29/2019		(4)	N/A	N/A
RSE Amira Controlled Subsidiary (5)	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
							Update 2
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	Update
RSE Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
RSE Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A
Quail Valley Controlled Subsidiary (6)	Charlotte, NC	Multifamily	09/01/2022	$13,891,000		Initial	N/A
Chase Heritage Controlled Subsidiary (6)(7)	Sterling, VA	Multifamily	09/01/2022	$22,827,000		Initial	N/A
Alon Controlled Subsidiary (6)	San Antonio, TX	Multifamily	09/01/2022	$6,516,000		Initial	N/A
FR Rental, LLC (8)	Los Angeles, CA	Mixed-Use	12/26/2024	$4,100,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On February 14, 2025, the RSE Peak Controlled Subsidiary (“Fundrise Peak I, LLC”) sold the Villas at Meadow Springs Property for a sales price of approximately $61.8 million. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding this disposition.

(3)	On August 12, 2022, the RSE Aspect Promenade Controlled Subsidiary (“Aspect Promenade JV LP”) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate the Sterling Town Center property located in Raleigh, NC. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding these dispositions.

(4)	An affiliated entity became a member of the Aspect Promenade JV LP on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the Aspect Promenade JV LP decreased to 44.1% and the Aspect Promenade JV LP has invested in a total of three properties, disclosed in the table above. Subsequent to achieving return hurdles defined in the joint venture agreement and as of December 31, 2023, the Company’s limited partner percentage interest is 27.6%.

(5)	On October 31, 2024, the RSE Amira Controlled Subsidiary (“Amira JV LP”) sold the Westly Shores Property for a sales price of approximately $103.0 million. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding this disposition.

(6)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

(7)	On May 30, 2025, the Chase Heritage Controlled Subsidiary (“FR-MP Chase JV LLC”) sold the Chase Heritage Property for a sales price of approximately $72.0 million. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding this disposition.

(8)	On December 26, 2024, the Company acquired a 25.0% Tenancy-in-Common (“TIC”) interest in FR Rental, LLC. See Note 11, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding the TIC transaction.

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had deployed approximately $167.8 million in net capital for twelve investments and had approximately $17.8 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2025, we anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have no outstanding unsecured Company level debt as of September 18, 2025 and June 30, 2025. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a more diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration's tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

Investments

As of September 18, 2025, the Company received approximately $894,000 representing its final liquidation proceeds from Fundrise Peak I, LLC in connection with the sale of the Villas at Meadow Springs Property and from FR-MP Chase JV LLC in connection with the sale of the Chase Heritage Property. The receipt of our final cash flow distributions represents the liquidation of the respective investments.

On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $73.1 million. The Company received a distribution of approximately $10.7 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture's investment activity.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2025 (unaudited)	As of December 31, 2024(*)
ASSETS
Cash and cash equivalents	$17,835	$5,270
Restricted cash	3,624	3,804
Other assets, net	645	491
Intangible lease assets, net	372	409
Derivative financial instruments	185	273
Investments in real estate debt	9,825	9,530
Investments in equity method investees	69,080	92,722
Investments in rental real estate properties, net	99,139	100,188
Total Assets	$200,705	$212,687

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,639	$2,015
Due to related party	1,387	472
Distributions payable	102	8,806
Redemptions payable	7,852	8,086
Rental security deposits and other liabilities	339	371
Mortgages payable, net	59,598	59,597
Total Liabilities	70,917	79,347

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 19,925,938 and 19,925,938 shares issued and 10,850,216 and 11,900,001 shares outstanding as of June 30, 2025 and December 31, 2024, respectively.	113,990	131,003
Retained earnings and cumulative distributions	15,798	2,337
Total Members’ Equity	129,788	133,340
Total Liabilities and Members’ Equity	$200,705	$212,687

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
Revenue
Rental revenue	$4,240	$4,336
Interest revenue	529	501
Other revenue	545	520
Total revenue	5,314	5,357

Expenses
Property operating and maintenance	2,330	2,429
Investment management fees - related party	839	977
Depreciation and amortization	1,178	1,212
General and administrative expenses	319	326
Total expenses	4,666	4,944

Other income (expense)
Equity in earnings	15,188	1,478
Dividend income	85	57
Interest expense, net	(1,890)	(1,909)
Interest expense - related party	(200)	(86)
Decrease in fair value of derivative financial instruments	(226)	(97)
Total other income (expense)	12,957	(557)

Net income (loss)	$13,605	$(144)

Net income (loss) per basic and diluted common share	$1.17	$(0.01)
Weighted average number of common shares outstanding, basic and diluted	11,615,296	13,355,619

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated Deficit) and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2024(*)	11,900,001	$131,003	$2,337	$133,340
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	(37)	-	(37)
Distributions declared on common shares	-	-	(144)	(144)
Redemptions of common shares	(1,049,785)	(16,976)	-	(16,976)
Net income	-	-	13,605	13,605
June 30, 2025 (unaudited)	10,850,216	$113,990	$15,798	$129,788

	Common Shares		Retained Earnings (Accumulated Deficit) and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023(*)	13,565,733	$158,451	$865	$159,316
Proceeds from issuance of common shares	100,227	1,663	-	1,663
Offering costs	-	(26)	-	(26)
Distributions declared on common shares	-	-	(538)	(538)
Redemptions of common shares	(939,910)	(15,467)	-	(15,467)
Net loss	-	-	(144)	(144)
June 30, 2024 (unaudited)	12,726,050	$144,621	$183	$144,804

*Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$13,605	$(144)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings	(15,188)	(1,477)
Return on investment from equity method investees	4,071	3,405
Depreciation and amortization	1,178	1,212
Amortization of debt issuance costs	35	35
Bad debt expense	16	38
Interest revenue received in kind, net of payments	(295)	(265)
Decrease in fair value of derivative financial instruments	226	97
Changes in assets and liabilities:
Net (increase) decrease in other assets	(170)	(201)
Net increase (decrease) in accounts payable and accrued expenses	(387)	26
Net increase (decrease) in due to related party	915	23
Net increase (decrease) in rental security deposits and other liabilities	(33)	(35)
Net cash provided by (used in) operating activities	3,973	2,714
INVESTING ACTIVITIES:
Investment in equity method investees	(25)	(236)
Return of investment from equity method investees	34,784	536
Improvements of rental real estate properties	(91)	(41)
Investment in derivative financial instruments	(138)	-
Net cash provided by (used in) investing activities	34,530	259
FINANCING ACTIVITIES:
Proceeds from notes payable - related party	22,000	10,600
Repayment of notes payable - related party	(22,000)	(32)
Repayment of mortgage payable	(34)	-
Proceeds from issuance of common shares	-	1,615
Redemptions paid	(17,210)	(19,012)
Proceeds from settling subscriptions	-	2
Distributions paid	(8,848)	(1,513)
Offering costs paid	(26)	(25)
Net cash provided by (used in) financing activities	(26,118)	(8,365)

Net increase (decrease) in cash and cash equivalents and restricted cash	12,385	(5,392)
Cash and cash equivalents and restricted cash, beginning of period	9,074	16,511
Cash and cash equivalents and restricted cash, end of period	$21,459	$11,119

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$200	$-
Interest paid - mortgages payable	$2,062	$2,338

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and substantially commenced operations on February 27, 2016. Effective September 1, 2022, Fundrise Balanced eREIT, LLC, merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) to facilitate the acquisition of real estate investments completed in 2021. As of June 30, 2025, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $15.4 million of additional common shares pursuant to Regulation A on January 4, 2023, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million. However, during the third quarter of 2024, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company had net common shares outstanding of approximately 10.9 million and 11.9 million, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, and Fundrise L.P., an affiliate of the Sponsor. As of June 30, 2025 and December 31, 2024, the Sponsor owned 653 common shares, and Fundrise L.P. owned 20,505 common shares, respectively. As of June 30, 2025 and December 31, 2024, after redemptions, third parties owned approximately 485,000 and 505,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $8.7 million and $9.0 million, respectively. As of both June 30, 2025 and December 31, 2024, the total amount of equity issued by the Company on a gross basis was approximately $257.7 million. As of June 30, 2025 and December 31, 2024 all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025, and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2025, and 2024, the Company directly incurred offering costs of approximately $37,000 and $26,000, respectively. Approximately $19,000 and $8,000 were payable as of June 30, 2025 and December 31, 2024, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VIE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2025 and 2024.

Investments in Real Estate Debt

Our investments in real estate debt are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2025 and December 31, 2024, no investments in real estate debt had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these consolidated financial statements as “preferred equity” investments). We report these investments as investments in real estate debt when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 55 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2025, and 2024, no such impairment occurred.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.” We have not designated any derivative financial instruments as cash flow hedges; therefore, these derivative financial instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap agreements are recognized immediately through earnings and are recorded in our consolidated statements of operations as an “Increase (decrease) in fair value of derivative financial instruments”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To maintain our qualification as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2025, and 2024. No gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

As of June 30, 2025, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2025, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2025	$233
2026	471
2027	482
2028	493
2029	420
Thereafter	-
Total	$2,099

For the six months ended June 30, 2025, and 2024, there were no tenants that accounted for greater than 10% of contractual rental revenue. The majority of our rental revenue is recognized from short-term multifamily leases.

Interest revenue is recognized on an accrual basis and includes, where applicable, the amortization of any related premiums, discounts, origination costs and fees. Interest revenue is recognized on investments in real estate debt classified as held to maturity and investments in debt securities.

Other revenue is recognized on an accrual basis and consists of miscellaneous tenant amenity services and servicing fees earned on our investments in real estate debt for performing administrative oversight.

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred investment are derecognized, all proceeds received from the transfer are recognized, and any gain or loss on the transfer are recognized. Gains or losses from equity method investees are recorded within “Equity in earnings” in the consolidated financial statements.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$92,722	$103,601
Additional investments in equity method investees	25	5,271
Distributions received (1)(2)(3)	(38,855)	(30,850)
Equity in earnings of equity method investees (1)(2)(3)	15,188	14,700
Ending balance	$69,080	$92,722

(1)	On February 14, 2025, the RSE Peak Controlled Subsidiary (Fundrise Peak I, LLC) sold the Villas at Meadow Springs Property for a sales price of approximately $61.8 million. Proceeds from the sale totaled approximately $24.1 million, net of repayment of $34.7 million of outstanding senior loans, and various closing costs of approximately $3.0 million. Our distribution received from the sale totaled approximately $14.1 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $14.1 million during the six months ended June 30, 2025, which is recognized within equity in earnings. As of June 30, 2025, we had not yet received our final cash flow distribution from Fundrise Peak I, LLC, which is expected at the liquidation of the equity method investment.

(2)	On May 30, 2025, the Chase Heritage Controlled Subsidiary (FR-MP Chase JV LLC) sold the Chase Heritage Property for a sales price of approximately $72.0 million. Proceeds from the sale totaled approximately $29.3 million, net of repayment of $41.8 million of outstanding senior loans, and closing costs of approximately $900,000. Our distribution received from the sale totaled approximately $24.5 million, with an additional approximately $924,000 recorded within “Due to related party” for amounts payable to the joint venture member. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $2.0 million during the six months ended June 30, 2025, which is recognized within equity in earnings. As of June 30, 2025, we had not yet received our final cash flow distribution from FR-MP Chase JV LLC, which is expected at the liquidation of the equity method investment.

(3)	On October 31, 2024, Amira at Westly (Amira JV LP) sold the Westly Shores Property for a sales price of approximately $103.0 million. Proceeds from the sale totaled approximately $45.6 million, net of repayment of $55.0 million of outstanding senior loans, and closing costs of approximately $2.4 million. Our distribution received from the sale totaled approximately $25.2 million. As of December 31, 2024, the sale of the property was completed and we received our final cash flow distribution from Amira JV LP, hence the liquidation of the Amira JV LP investment. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $15.2 million during the year ended December 31, 2024, which is recognized within equity in earnings.

As of June 30, 2025, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 60.8% non-controlling member interest in Aspect Promenade JV LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Tower Center, an apartment complex, in Raleigh, NC, converted into additional ownership of the Aspect Promenade JV LP after receiving approval from HUD. This conversion diluted our member interest in the Aspect Promenade JV LP to 44.1%. On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property and on September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property. The Aspect Promenade JV LP continues to own and operate Sterling Town Center. Subsequent to achieving return hurdles defined in the joint venture agreement and as of June 30, 2025, the Company’s limited partner percentage interest is 27.6%.

(2)	A 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through the following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(3)	Investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $20.2 million and $19.6 million, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(4)	A 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through the following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(5)	A 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through the following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(6)	Acquired in connection with the Merger:

•	A 70% non-controlling member interest in FR-McDowell Quail JV LLC, whose activities are carried out through the following wholly-owned asset: Dwell at Carmel, a garden-style multifamily complex in Charlotte, NC.

•	A 32% non-controlling member interest in Alon JV LP, whose activities are carried out through the following wholly-owned asset: Alon at Castle Hills, a garden-style multifamily complex in San Antonio, TX.

(7)	Acquired in connection with a Tenancy-in-Common (“TIC”) transaction, a 25% non-controlling member interest in FR Rental, LLC, whose activities are carried out through the following wholly-owned asset: 5957 S Western Ave, a mixed use property located in Los Angeles, CA. See Note 11, Related Party Arrangements, for further information regarding the TIC transaction.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$275,116	$370,267
Other assets (1)	169,573	112,925
Total assets	$444,689	$483,192

Mortgages payable, net	$192,652	$271,637
Other liabilities (2)	46,085	27,775
Equity	205,952	183,780
Total liabilities and equity	$444,689	$483,192
Company’s equity investment (3)(4)	$69,080	$92,722

(1)

As of June 30, 2025 and December 31, 2024, approximately $113.2 million and $98.3 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2025 and December 31, 2024, approximately $42.1 million and $22.0 million of Other liabilities represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(3)	The Company’s equity investment includes amortization of basis differences recognized as of June 30, 2025 and December 31, 2024.

(4)	On December 26, 2024, the Company acquired a 25% TIC interest in FR Rental, LLC.

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Total revenue	$19,082	$29,882
Total expenses	14,842	16,652
Other income (expense)	(4,633)	(9,856)
Net income (loss)	$(393)	$3,374
Company’s equity in net income of investee(1)(2)	$15,188	$1,477

(1)

For the six months ended June 30, 2025, the Company’s equity in net income of investee includes an approximate $16.1 million gain on sale of investments. For the six months ended June 30, 2024, there was no gain or loss from the sale of investments included in the Company’s equity in net income of investee.

(2)	The equity in earnings (losses) of investee includes amortization of basis differences recognized as of June 30, 2025 and 2024.

4.	Investments in Real Estate Debt

The following table describes our real estate investment activity (amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$9,530	$8,982
Interest revenue received in kind	295	548
Investments	-	-
Repayments	-	-
Ending balance	$9,825	$9,530

As of June 30, 2025 and December 31, 2024, there were no discount or origination costs or fees that were includable in the carrying value of our investments in real estate debt.

Interest revenue received in kind represents accruable interest receivable from related investments in real estate debt upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Investments in real estate debt” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt as of June 30, 2025 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$9,825	$-	$9,825
Balance as of June 30, 2025	1	$9,825	$-	$9,825

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt as of December 31, 2024 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$9,530	$-	$9,530
Balance as of December 31, 2024	1	$9,530	$-	$9,530

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt, as of June 30, 2025, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$9,825	$-	$-
Balance as of June 30, 2025	1	$-	$9,825	$-	$-

The following table presents certain information about the Company’s investments in real estate debt, as of December 31, 2024, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$9,530	$-	$-
Balance as of December 31, 2024	1	$-	$9,530	$-	$-

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2025 and December 31, 2024, all investments were considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of June 30, 2025	As of December 31, 2024
Land	$18,008	$18,008
Building and building improvements	82,788	82,697
Site improvements	5,087	5,087
Furniture, fixtures, and equipment	2,959	2,959
Total gross investment in rental real estate properties	$108,842	$108,751
Less: Accumulated depreciation	(9,703)	(8,563)
Total investment in rental real estate properties, net	$99,139	$100,188

As of June 30, 2025 and December 31, 2024, we had invested in three rental real estate properties which consist of the following:

(1)

In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary, the West Kernan Investment, which purchased the West Kernan Property, for a purchase price of approximately $66.3 million.

(3)	In September, 2022, the Company acquired ownership of a wholly-owned subsidiary (the “A93 Investment”) located in Capitol Heights, MD in connection with the Merger, with a relative fair value of $9.0 million, excluding approximately $571,000 of intangible lease assets.

As of June 30, 2025 and December 31, 2024, the carrying amount of our investment in rental real estate properties included cumulative capitalized acquisition costs of approximately $2.3 million, respectively, which included cumulative acquisition fees paid to the Sponsor of approximately $1.3 million, respectively.

For the six months ended June 30, 2025 and 2024, the Company recognized approximately $1.1 million and $1.2 million, respectively, of depreciation expense on our investments in rental real estate properties.

6.	Intangible Lease Assets

The Company’s intangible lease assets consist of in-place leases and deferred leasing costs primarily related to acquisition of the A93 Investment resulting from the Merger. In-place leases and deferred leasing costs are classified as “Intangible lease assets, net” on our consolidated balance sheets.

As of June 30, 2025 and December 31, 2024, in-place leases, net, were approximately $270,000 and $297,000, respectively. In-place lease assets are amortized over the life of the lease. For each of the six months ended June 30, 2025 and 2024 amortization of in-place lease assets was approximately $27,000, and is included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2025 and December 31, 2024, deferred leasing costs, net were approximately $102,000 and $112,000, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For each of the six months ended June 30, 2025 and June 30, 2024, amortization of deferred leasing costs was approximately $10,000, and is included in depreciation and amortization in the consolidated statements of operations.

7.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the six months ended June 30, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $144,000 and $538,000 respectively. Of the distributions declared during the six months ended June 30, 2025 and 2024, approximately $42,000 and $235,000, respectively, were paid. Approximately $102,000 and $8.8 million remained payable as of June 30, 2025 and December 31, 2024, respectively.

8.	Mortgages Payable

The following is a summary of the Company’s mortgages payable as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Borrower (1)	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
West Kernan Investment (2)	SOFR + 2.31%	06/01/2032	$40,550	$40,550
AP98 Investment (3)	SOFR + 2.46%	07/01/2032	$15,069	$15,069
A93 Investment (4)	SOFR + 2.46%	11/13/2025	$4,456	$4,490
Total			$60,075	$60,109

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	All mortgage loans are secured by the Company’s investments in rental real estate properties.

(2)	On May 25, 2022, the West Kernan Investment refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(3)	On June 2, 2022, the AP98 Investment refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with Key Bank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(4)	In connection with the Merger, the Company assumed a mortgage loan in the principal amount of $4.6 million secured by the A93 Investment. The mortgage loan required monthly, interest-only payments until December 10, 2023, with subsequent interest and principal payments through the maturity date. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. During the six months ended June 30, 2025 and the year ended December 31, 2024, no additional deferred financing costs were incurred related to the mortgage notes listed above. As such, the carrying value of the unamortized debt issuance costs as of June 30, 2025 and December 31, 2024 were approximately $477,000 and $512,000, respectively. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable, which totaled approximately $213,000 and $178,000, as of June 30, 2025 and December 31, 2024, respectively. For each of the six months ended June 30, 2025 and 2024 amortization of debt issuance costs was approximately $35,000 and is included within “Interest expense, net” in the consolidated statements of operations, respectively.

During the six months ended June 30, 2025 and 2024, we incurred interest expense related to mortgages payable of approximately $2.0 million and $2.3 million, respectively, which is recorded to “Interest expense, net” in our consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage loans as of June 30, 2025 (amounts in thousands):

Year	Amount
Remainder of 2025	$4,456
2026	-
2027	265
2028	586
2029	636
Thereafter	54,132
Total	$60,075

9.	Derivative Financial Instruments

During the year ended December 31, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 8, Mortgages Payable): one related to the West Kernan Investment (premium paid of approximately $288,000; notional amount of approximately $40.6 million; strike rate of 4.19%) and one related to the AP98 Investment (premium paid of approximately $159,000; notional amount of approximately $15.1 million; strike rate of 3.79%). Both of these caps expired during the six months ended June 30, 2025, at which time we paid new premiums of approximately $69,000 each to enter into new agreements, maintaining the same notional amounts and strike rates for both the West Kernan Investment and AP98 Investment.

We also assumed one interest rate cap agreement in connection with the Merger related to the A93 Investment. The interest rate cap instrument had a fair value at the time of the Merger of $415,000 and has a notional amount of $4.6 million and a strike rate of 0.25%.

The interest rate cap instruments are not for trading or other speculative purposes.

We have not designated the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings. For the six months ended June 30, 2025 and 2024, we recognized unrealized losses on the interest rate cap instruments of approximately $226,000 and $97,000, respectively, which is recorded as “Decrease in fair value of derivative financial instruments” in our consolidated statements of operations.

During the six months ended June 30, 2025 and 2024, we recognized aggregate income of approximately $177,000 and $468,000, respectively, related to the interest rate caps, which are recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of June 30, 2025 and December 31, 2024, approximately $21,000 and $39,000, respectively, of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of our derivatives is estimated based primarily on observable market inputs, such as interest rate, term to maturity, volatility, and current credit spreads. The fair value of our derivatives as of June 30, 2025 and December 31, 2024 are shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2025	Fair Value as of December 31, 2024
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$-	$51
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$-	$46
Interest Rate Cap – A93 Investment	$4,560	09/01/2022	12/10/2025	$90	$176
Interest Rate Cap – West Kernan Investment	$40,550	06/01/2025	06/01/2026	$42	$-
Interest Rate Cap – AP98 Investment	$15,069	06/01/2025	06/01/2026	$53	$-
Total derivative instruments				$90	$273

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amounts of cash and cash equivalents, restricted cash, and other assets reported in the consolidated balance sheets approximate their fair values because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the consolidated balance sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 9, Derivative Financial Instruments, for further details on the net carrying amounts, fair values, and valuation inputs of these financial instruments.

As of June 30, 2025 and December 31, 2024, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments in real estate debt	$9,825	$9,841	$9,530	$9,549
Total	$9,825	$9,841	$9,530	$9,549
Liabilities:
Mortgages payable	$60,075	$60,563	$60,109	$60,474
Total	$60,075	$60,563	$60,109	$60,474

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Investments in real estate debt (Level 3): The fair value of our investments in real estate debt is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates.

Mortgages payable (Level 3): The aggregate fair value of our mortgages payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the “Mortgages payable, net” in the consolidated balance sheets are due to unamortized deferred financing costs.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2025 and 2024.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $34,000 and $30,000 of costs on our behalf, respectively. Approximately $3,000 were due and payable as of both June 30, 2025 and December 31, 2024, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. During the six months ended June 30, 2025 and 2024, we have incurred investment management fees of approximately $839,000 million and $977,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $411,000 and $456,000, respectively, of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2025 and December 31, 2024, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2025 and 2024, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2025 and December 31, 2024, no disposition expenses are payable to the Manager. For the six months ended June 30, 2025 and 2024, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2025 and the year ended December 31, 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 20,505 shares as of June 30, 2025 and December 31, 2024, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 653 shares as of June 30, 2025 and December 31, 2024, respectively.

During the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $43,000 and $51,000 of operating costs on our behalf, respectively. Approximately $24,000 and $13,000 were due and payable as of June 30, 2025 and December 31, 2024, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both June 30, 2025 and December 31, 2024, we have contributed approximately $16.8 million for a 24.3% and 24.7% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs or Funds in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the six months ended June 30, 2025 and the year ended December 31, 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2024 – A(1)	$7,000	6.50%	03/28/2025	$-	$-
2024 – B(2)	$6,000	6.50%	06/28/2025	$-	$-
2024 – C(3)	$7,000	5.75%	09/30/2025	$-	$-
2025 – D(4)	$5,000	6.00%	12/31/2025	$-	$-
2025 – E(5)	$8,800	6.00%	12/31/2025	$-	$-
2025 – F(6)	$8,700	5.50%	04/03/2026	$-	$-
			Total	$-	$-

(1)	Effective March 28, 2024, promissory note 2024-A was executed with National Lending for a maximum principal amount of $7.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $7.0 million. On October 31, 2024, the Company repaid the $7.0 million outstanding loan balance and all accrued interest.

(2)	Effective June 28, 2024, promissory note 2024-B was executed with National Lending for a maximum principal amount of $6.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $3.6 million. On October 31, 2024, the Company repaid the $3.6 million outstanding loan balance and all accrued interest.

(3)	Effective October 1, 2024, promissory note 2024-C was executed with National Lending for a maximum principal amount of $7.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $5.1 million. On October 31, 2024, the Company repaid the $5.1 million outstanding loan balance and all accrued interest.

(4)	Effective January 2, 2025, promissory note 2025-D was executed with National Lending for a maximum principal amount of $5.0 million. During the six months ended June 30, 2025, the Company’s total draw down on this promissory note was $5.0 million. On February 28, 2025, the Company repaid the $5.0 million outstanding loan balance and all accrued interest.

(5)	Effective January 8, 2025, promissory note 2025-E was executed with National Lending for a maximum principal amount of $8.8 million. During the six months ended June 30, 2025, the Company’s total draw down on this promissory note was $8.3 million. On February 28, 2025, the Company repaid the $8.3 million outstanding loan balance and all accrued interest.

(6)	Effective April 4, 2025, promissory note 2025-F was executed with National Lending for a maximum principal amount of $8.7 million. During the six months ended June 30, 2025, the Company’s total draw down on this promissory note was $8.7 million. On June 12, 2025, the Company repaid the $8.7 million outstanding loan balance and all accrued interest.

For the six months ended June 30, 2025 and 2024, the Company incurred approximately $200,000 and $86,000 respectively, in interest expense on related party notes with National Lending. As of June 30, 2025 and December 31, 2024, there was no outstanding accrued interest due or payable to National Lending.

TIC Arrangement with Affiliate REITs

In December 2024, the Company entered into one TIC arrangement with REITs managed by our Manager and affiliated with our Sponsor. Under the terms of the TIC arrangement, the Company and the affiliate REITs hold undivided ownership interest in a mixed-use property located in Los Angeles, CA. The TIC arrangement allows each owner to independently own a specified interest in the property while sharing in the income and expenses associated with the property in proportion to their ownership interests. As of June 30, 2025, the Company continued to hold its interest in the TIC arrangement and did not enter into any additional similar transactions during the period.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

14.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

15.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2025 for potential recognition or disclosure.

Investments

As of September 18, 2025, the Company received approximately $894,000 representing its final liquidation proceeds from Fundrise Peak I, LLC in connection with the sale of the Villas at Meadow Springs Property and from FR-MP Chase JV LLC in connection with the sale of the Chase Heritage Property. The receipt of our final cash flow distributions represents the liquidation of the respective investments.

On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $73.1 million. The Company received a distribution of approximately $10.7 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture's investment activity.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
2.2*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-SA on September 22, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed with the SEC on July 28, 2021)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Circular on Form 1-A/A on December 30, 2015)
6.5*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A on July 8, 2022)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of
Alison A. Staloch	Fundrise Advisors, LLC	September 18, 2025
(Principal Financial Officer and
Principal Accounting Officer)